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                                                                       Exhibit 3



Board of Directors
FLAG Telecom Holdings Limited
Cedar House
41 Cedar Avenue
Hamilton HM12, Bermuda

Dear Sirs and Madams:

     Reference is made to Bye-law 82 of the Bye-Laws (the "Bye-Laws") of FLAG Telecom Holdings Limited ("FLAG"), which provides that "[e]ach Shareholder [of FLAG] holding at least 9% of the issued and outstanding shares [of FLAG] shall have the right from time to time for each 9% of the issued and outstanding shares held by such Shareholder to designate one Director [of FLAG]. . . ."

     Reference is also made to the Share Purchase and Exchange Option Agreement, dated as of April 16, 2001 (the "Agreement"), executed and delivered by Verizon International Holdings Ltd. ("Verizon") and TyCom Ltd. ("TyCom") pursuant to which Verizon has the right, during a nine month period beginning on April 16, 2001, to sell to TyCom fifteen million (15,000,000) of the common shares, $0.0006 par value per share of FLAG ("Common Shares"), subject to adjustment, owned by Verizon.

     Reference is also made to the Registration Rights Agreement (the "Registration Rights Agreement") to be entered into by and among FLAG, Verizon and TyCom, on or before the Closing Date under the Agreement, pursuant to which, among other things, FLAG will agree, subject to the terms and conditions of the Registration Rights Agreement, to register with the Securities and Exchange Commission under the Securities Act of 1933, the FLAG Common Shares acquired by TyCom pursuant to the Agreement.

     Verizon exercised its right to sell fifteen million (15,000,000) Common Shares under the Agreement to TyCom or its designated purchaser on June 7, 2001. As a result of the consummation of such transaction, TGN Holdings Ltd. ("TGN", TyCom's designated purchaser) will own approximately 11.2% of FLAG's Common Shares. Therefore, pursuant to Bye-law 82 of FLAG's Bye-Laws, TGN will have the right to designate one Director to the FLAG Board of Directors.

     This waiver letter is a condition to FLAG's execution of the Registration Rights Agreement. In order to induce FLAG to execute the Registration Rights Agreement, and in consideration of FLAG doing so, TGN hereby irrevocably waives any right to so designate a Director that it may obtain as a result of the transactions contemplated by the Agreement and Bye-law 82.

     TGN agrees that any transfer by TGN of the Common Shares acquired from Verizon to an affiliate of TyCom shall be conditioned upon the execution and delivery by the transferee of a waiver substantially similar to the waiver provided herein.

THE COMMON SEAL OF                      )

TGN HOLDINGS LTD., a Bermuda company,   )

was affixed hereto                      )
in the presence of:                     )

/s/ GLEN J. MISKIEWICZ
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Director

/s/ BYRON S. KALOGEROU
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Director/Secretary

Dated:  June 19, 2001